CODE OF BUSINESS CONDUCT AND ETHICS

Our Responsibility as Freescale Employees

Our Key Beliefs
The way we will always act

Uncompromising Integrity

Constant Respect for People

INTRODUCTION

Times will change. Our products will change. Our people will change. Our customers will change. What will not change is our commitment to our key beliefs.

Key Beliefs

Our key beliefs are a set of core values that define who we are, as individuals and as a company. Key beliefs define us not only to one another, but to our customers, shareholders, suppliers, competitors and the communities in which we do business around the world.

Uncompromising integrity means staying true to what we believe. We adhere to honesty, fairness and “doing the right thing” without compromise, even when circumstances make it difficult.

Constant respect for people means we treat others with dignity, as we would like to be treated ourselves. Constant respect applies to every individual we interact with around the world. Each of us is expected to demonstrate these key beliefs in our work as Freescale employees.

Purpose of the Code of Business Conduct and Ethics

This Code of Business Conduct and Ethics is a guide to help Freescale employees live up to Freescale’s high ethical standards. It summarizes many of the laws that Freescale and all Freescale employees are required to live by. The Code goes beyond the legal minimums, however, by describing the ethical values we share as Freescale employees.

This Code is neither a contract nor a comprehensive manual that covers every situation Freescale employees throughout the world might encounter.

It is a guide that highlights key issues and identifies policies and resources to help Freescale employees reach decisions that will ensure our success as a company and maintain our integrity in the global community.

Responsibility and Accountability

As Freescale employees, each of us has the personal responsibility to make sure that our actions abide by this Code and the laws that apply to our work. If you have any questions or concerns about illegal or unethical acts, check with management or contact the Freescale ETHICSline. Keep in mind that failure to abide by this Code and the law will lead to disciplinary measures appropriate to the violation, up to and including dismissal. Each Freescale employee is expected to read the entire Code. No code can guarantee ethical behavior—only we can.

Additional Responsibilities of Managers

Freescale managers are expected to lead according to Freescale’s standards of ethical conduct, in both words and actions. Managers are responsible for promoting open and honest two-way communications. Managers must be positive activists and role models who show respect and consideration for each of our associates. Managers must be diligent in looking for indications that unethical or illegal conduct has occurred. If you ever have a concern about unethical or illegal activities, you are expected to take appropriate and consistent action, and inform your manager, the Law Department or the ETHICSline.

TABLE OF CONTENTS

Our responsibility to

FREESCALE EMPLOYEES

We respect the dignity of each and every Freescale employee.

Constant Respect

We treat one another with respect and fairness at all times, just as we wish to be treated ourselves. We value diversity and respect the culture and customs of our employees, partners and customers around the world. Employment decisions are based on business reasons such as qualifications, talents and achievements, and comply with local and national employment laws.

Harassment

Abusive, harassing or offensive conduct is unacceptable, whether verbal, physical or visual. Examples include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances. Threats, acts of violence and physical intimidation are prohibited. We are encouraged to speak out when a coworker’s conduct makes us or others uncomfortable, and to report harassment when it occurs.

Safety and Health

Freescale is committed to keeping its workplaces free from hazards. We are all responsible for maintaining a safe workplace by following safety and health rules and practices. We are responsible for immediately reporting accidents, injuries and unsafe equipment, practices or conditions to a supervisor or other designated person.

In order to protect the safety of all employees, each of us must report to work free from the influence of any substance that could prevent us from conducting work activities safely and effectively.

Our responsibility to

CUSTOMERS AND CONSUMERS

Freescale exists to satisfy its customers.

Product Quality and Safety

To maintain Freescale’s valuable reputation, compliance with our quality processes and safety requirements is essential. We damage our good name when we ship products or deliver services that fail to live up to Freescale standards.

Sales and Marketing

We build long-term relationships with our customers by demonstrating honesty and integrity. All of our marketing and advertising practices are accurate and truthful. Deliberately misleading messages, omissions of important facts or false claims about our competitors’ offerings are never acceptable. We only obtain business legally and ethically. Bribes or kickbacks are not acceptable. Guidance concerning customer gifts, travel and entertainment is found below in the Conflict of Interest section of this Code.

Customer Information

We must protect customer information that is sensitive, private or confidential just as carefully as our own. Only those who have a need to know should have access to confidential information.

Government Customers

We must take special care to comply with all legal and contractual obligations in dealing with governments. National and local governments around the world have specific and varied procurement laws and regulations that have been established to protect the public interest. These laws generally prohibit or put strict limits on gifts, entertainment and travel offered to government officials. They also often apply to the hiring of current or recently retired officials and their families, and to any conduct that may be viewed as improperly influencing objective decision making. Many other laws strictly govern accounting and billing practices applied to the fulfillment of government contracts and subcontracts. These laws are applicable to Freescale and all Freescale employees worldwide. When Freescale uses suppliers or subcontractors to fulfill its commitments, we may also be responsible for communicating these unique governmental requirements to them. Freescale employees who deal with government officials and contracts are responsible for knowing and complying with applicable laws and regulations.

Our responsibility to

BUSINESS PARTNERS

Building quality relationships with others gives Freescale a competitive advantage.

Doing Business with Others

We do not do business with others who may cause harm to Freescale’s reputation. For example, we avoid doing business with others who intentionally and continually violate laws such as local environmental laws, employment laws or safety and anti-corruption statutes. All arrangements with third parties must comply with Freescale policy and the law. We do not use third parties to perform any act prohibited by law or by the Freescale Code.

Agents and Consultants

Commission rates or fees paid to dealers, distributors, agents, finders or consultants must be reasonable in relation to the value of the product or work that is actually being done. We do not pay commissions or fees that we have reason to believe will become bribes.

Subcontractors

Subcontractors play a vital role in the fulfillment of many of our contracts. In some cases, the subcontractor is highly visible to our customers. It is therefore very important to ensure that our subcontractors preserve and strengthen Freescale’s reputation by acting consistently with our Code.

Joint Ventures and Alliances

Freescale strives to partner with companies that share our commitment to ethics. We also work to make the standards of our joint ventures compatible with our own.

Purchasing Practices

Purchasing decisions must be made based solely on Freescale’s best interests. Suppliers win Freescale business based on product or service suitability, price, delivery and quality. Purchasing agreements should be documented and clearly identify the services or products to be provided, the basis for earning payment and the applicable rate or fee. The amount of payment must be commensurate with the services or products provided.

Our responsibility to

SHAREHOLDERS

We treat the investment of our shareholders as if it were our own.

Protecting Freescale Assets

We have a responsibility to protect the Freescale assets entrusted to us from loss, damage, misuse or theft. Freescale assets, such as funds, products or computers, may only be used for business purposes and other purposes approved by management. Freescale assets may never be used for purposes that violate law or company policy.

Proprietary Information

We safeguard all proprietary information by marking information accordingly, keeping it secure and limiting access to those who have a need to know in order to do their jobs. Proprietary information includes any information that is not generally known to the public and is either helpful to Freescale or would be helpful to competitors. It also includes proprietary information that suppliers, customers and others have entrusted to us. The obligation to preserve proprietary information continues even after employment ends.

Inside Information and Securities Trading

Freescale employees are not allowed to trade in securities or any other kind of property based on knowledge that comes from their jobs if that information hasn’t been reported publicly. It is against the laws of many countries, including the United States, to trade or to “tip” others who might make an investment decision based on inside job information. For example, using non-public information to buy or sell Freescale stock, options in Freescale stock or the stock of a Freescale supplier or customer is prohibited.

Accuracy of Company Records

We require honest and accurate recording and reporting of information in order to make responsible business decisions. This includes such data as quality, safety and personnel records, as well as all financial records. All financial books, records and accounts must accurately reflect transactions and events, and conform both to required accounting principles and to Freescale’s system of internal controls. No false or artificial entries may be made. When a payment is made, it can only be used for the purpose spelled out on the supporting document.

Recording and Retaining Business Communications

All business records and communications should be clear, truthful and accurate. Business records and communications often become public through litigation, government investigations and the media. We avoid exaggeration, colorful language, guesswork, legal conclusions and derogatory remarks or characterizations of people and companies. This applies to communications of all kinds, including e-mail and “informal” notes or memos. Records should always be retained and destroyed according to Freescale’s record retention policies.

Our responsibility to

COMPETITORS

We compete aggressively and with integrity.

Competitive Information

We must never use any illegal or unethical methods to gather competitive information. Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent or inducing such disclosures by past or present employees of other companies is prohibited. If information is obtained by mistake that may constitute a trade secret or confidential information of another business, or if we have questions about the legality of information gathering, we should consult the Law Department.

Fair Competition and Antitrust

Freescale and all of our employees are required to comply with the antitrust and unfair competition laws of the many countries in which we do business. These laws are complex and vary considerably from country to country. They generally concern:

•	Agreements with competitors that harm customers, including price fixing and allocations of customers or contracts

•	Agreements that unduly limit a customer’s ability to sell a product, including establishing the resale price of a product or service or conditioning the sale of products on an agreement to buy other Freescale products and services

•	Attempts to monopolize, including pricing a product below cost in order to eliminate competition.

Freescale employees who question whether an action may violate competition laws should talk to the Law Department.

Confidentiality

Employees must maintain the confidentiality of proprietary information entrusted to them by Freescale and its customers, except when disclosure is authorized by the Law Department or required by laws or regulations. Confidential information includes all non-public information that might be of use to competitors, or harmful to Freescale or its customers, if disclosed. It also includes information that suppliers and customers have entrusted to us. The obligation to preserve confidential information continues even after employment ends. In connection with this obligation, every employee should have executed a confidentiality agreement when he or she began his or her employment with Freescale.

Our responsibility to

COMMUNITIES

Freescale is a responsible citizen in all the communities where we do business.

Community Service

We serve society by providing life-enhancing products and services at a fair price, and by actively supporting the communities in which we operate.

Personal Community Activities

Freescale employees are free to support community, charity and political organizations and causes of their choice as long as they make it clear that their views and actions are not those of Freescale. We must ensure that our outside activities do not interfere with our job performance.

No Freescale employee may pressure another employee to express a view that is contrary to a personal belief, or to contribute to or support political, religious or charitable causes.

Environment

We respect the environment by complying with all applicable environmental laws in all countries in which we conduct operations. Freescale is committed to the protection of the environment by minimizing the environmental impact of our operations and operating our businesses in ways that foster a sustainable use of the world’s natural resources. Freescale employees need to support this commitment by complying with Freescale’s environmental policies and programs. Each Freescale employee is responsible for notifying management if hazardous materials come into contact with the environment or are improperly handled or discarded.

Communicating with External Audiences

Freescale provides fair, accurate and timely information to the public. To ensure professional and consistent handling, requests from the media should be forwarded to the local communications group or Communications and Public Affairs. Freescale employees are expected to cooperate with reasonable requests for information from government agencies and regulators, and to consult with the Law Department before responding to any non-routine requests. Freescale employees are required to fully cooperate with all audits and investigations as requested by the company. All information provided must be truthful and accurate. We will not conceal, alter or destroy documents or records in response to an investigation or other lawful request. Requests from financial analysts and shareholders should be forwarded to Investor Relations.

Our responsibility to

GOVERNMENTS

As a responsible citizen, it is our obligation to obey the law.

Compliance with the Law

Freescale employees around the world are required to comply with all applicable laws and regulations wherever we do business. Perceived pressures from supervisors or demands due to business conditions are not excuses for violating the law. When we have any questions or concerns about the legality of an action, we are responsible for checking with management, the Law Department or the ETHICSline.

Freescale Political Activities

No Freescale employee may, except with approval from the Government Relations Office, make any political contribution for Freescale or use Freescale’s name, funds, property, equipment or services for the support of any political party, initiative, committee or candidate. This includes any contribution of value. Additionally, lobbying activities or government contacts on behalf of Freescale, other than sales activities, should be coordinated with the Government Relations Office.

Anti-Corruption Laws

Freescale complies with the anti-corruption laws of the countries in which it does business, including the U.S. Foreign Corrupt Practices Act, which applies to its global business. Freescale employees do not directly or indirectly offer or make a corrupt payment to government officials, including employees of state-owned enterprises. These requirements apply both to Freescale employees and agents, such as Third Party Sales Representatives, no matter where they are doing business. If you are authorized to engage agents, make sure that they are reputable and require them to agree in writing to Freescale’s standards in this area.

Crossing National Borders

When importing or exporting products, services, information or technology, Freescale complies with applicable U.S. and other national laws, regulations and restrictions. In addition, when we travel internationally on company business we are subject to laws governing what we import and export. Freescale employees are responsible for knowing the laws that pertain to them, and for checking with their import/export compliance manager when in doubt.

CONFLICT OF INTEREST

We make business decisions based on the best interests of Freescale.

General Guidance

Business decisions and actions must be based on the best interests of Freescale, and must not be motivated by personal considerations or relationships. Relationships with prospective or existing suppliers, contractors, customers, competitors or regulators must not affect our independent and sound judgment on behalf of Freescale. General guidelines to help Freescale employees better understand several of the most common examples of situations that may cause a conflict of interest are listed below. However, Freescale employees are required to disclose to local management any situation that may be, or appear to be, a conflict of interest. When in doubt, it is best to disclose.

Outside Employment

Freescale employees may not work for or receive payments for services from any competitor, customer, distributor or supplier of Freescale without approval of local management. Any outside activity must be strictly separated from Freescale employment and should not harm job performance at Freescale. We must make sure that the skills we learn and use at Freescale are not used in such a way that could hurt the business of Freescale.

Board Memberships

Serving on the Board of Directors or a similar body for an outside company or government agency requires the advance approval of local management. In addition, any officer of Freescale must first obtain the approval of the full Board of Directors before accepting a position of membership on the Board of Directors of any publicly traded company. Helping the community by serving on boards of nonprofit or community organizations is encouraged, and does not require prior approval.

Investments

Freescale employees may not allow their personal financial investments to influence, or appear to influence, their independent judgment on behalf of Freescale. This could happen in many ways, but it is most likely to create the appearance of a conflict of interest if a Freescale employee has an investment in a competitor, supplier, customer or distributor and his decisions may have a business impact on the outside party. If there is any doubt about how an investment might be perceived, it should be disclosed to management. Freescale employees are also prohibited from directly or indirectly buying or otherwise acquiring rights to any property or materials when we know that Freescale may be interested in pursuing such an opportunity and the information is not public.

Corporate Opportunities

Employees, officers and directors are prohibited from taking for themselves personally opportunities that are discovered through the use of corporate property, information or position without the consent of the Board of Directors. No employee may use corporate property, information or position for improper personal gain and no employee may compete with Freescale directly or indirectly. Employees, officers and directors owe a duty to Freescale to advance its legitimate interests when the opportunity to do so arises.

Gifts

Gifts are not always physical objects—they might also be services, favors or other items of value.

Gifts to Freescale employees
Freescale employees don’t accept kickbacks, lavish gifts or gratuities. We can accept items of nominal value, such as small promotional items bearing another company’s name. We do not accept anything that might make it appear that our judgment for Freescale would be compromised. In some rare situations, it would be impractical or harmful to refuse or return a gift. When this happens, discuss the situation with local management.

Freescale employees may not accept special or reduced rate personal loans as a result of their position at or employment by Freescale.

Gifts Given by Freescale
Some business situations call for giving gifts. Freescale’s gifts must be legal, reasonable and approved by local management. Freescale employees never pay bribes. We understand that gift-giving practices vary among cultures. Our local gift policies and guidelines address this. We do not provide any gift if it is prohibited by law or the policy of the recipient’s organization. For example, the employees of many government entities around the world are prohibited from accepting gifts. If in doubt, check first.

Entertainment

We consider “entertainment” to include a representative of both parties at the event.

Entertainment of Freescale employees
We may accept entertainment that is reasonable in the context of the business and that advances the Company’s interests. For example, accompanying a business associate to a local cultural or sporting event, or to a business meal, would in most cases be acceptable. Entertainment that is lavish or frequent may appear to influence one’s independent judgment on behalf of Freescale. If an invitation seems inappropriate, we must turn down the offer or pay the true value of the entertainment ourselves. Accepting entertainment that may appear inappropriate should be discussed with local management, in advance if possible.

Entertainment by Freescale
We may provide entertainment that is reasonable in the context of the business. If we have a concern about whether providing entertainment is appropriate, we discuss it with management in advance. Entertainment of government officials may be prohibited by law. Get approval from local management in each instance.

Travel

Acceptance of Travel Expenses
Freescale employees may accept transportation and lodging provided by a Freescale supplier or other third party if the trip is for business purposes and is approved in advance by the employee’s supervisor. All accepted travel must be accurately recorded in our travel expense records.

Providing Travel
Unless prohibited by law or the policy of the recipient’s organization, Freescale may pay the transportation and lodging expenses incurred by customers, agents or suppliers in connection with a visit to a Freescale facility or product installation. The visit must be for a business purpose, for example, on-site examination of equipment, contract negotiations or training. All travel by government officials that is sponsored or paid for by Freescale must be approved in advance by the division general manager and the Office of Business Conduct and Ethics.

HOW TO GET HELP

If you have questions about the Code, the first place to turn is your supervisor or manager. If you’re uncomfortable discussing the issue with your supervisor, please talk to another member of management, Human Resources, the Law Department or the Freescale ETHICSline. Our Open Door Policy allows you the freedom to approach any level of management with your concerns.

Key Beliefs

It would be wonderful if the right thing to do were always perfectly clear. In the real world of business, however, things are not always obvious. If you find yourself in a situation where the “right thing” is unclear or doing the right thing is difficult, remember our key beliefs. Ask yourself:

Will my action reflect Freescale’s key beliefs of integrity and respect...

To Freescale employees? To customers?

To business partners, competitors and shareholders?

To the government? To the public?

If you wouldn’t want your action to appear in the media, it’s probably not the right thing to do.

Reporting Concerns

Taking action to prevent problems and protect Freescale’s reputation is part of the Freescale culture. If you observe possible unethical or illegal conduct, you are expected to report your concerns. Retaliation against any employee who honestly reports a concern to Freescale about illegal or unethical conduct will not be tolerated. It is unacceptable to file a report knowing it to be false. Any employee may submit a good faith concern regarding any matter, including questionable accounting or auditing matters, without fear of dismissal or retaliation of any kind.

Employees must read Freescale’s employee complaint procedures for accounting and auditing matters, which describes the company’s procedures for the receipt, retention and treatment of complaints received by Freescale regarding accounting, internal accounting controls or auditing matters. These procedures are contained in the instructions for use of the ETHICSline found at http://ethics.freescale.net.

ETHICSline

The Freescale ETHICSline is available worldwide as a means to communicate directly and confidentially, without retaliation, with Freescale’s Office of Business Conduct and Ethics, and the Audit and Legal Committee of Freescale’s Board of Directors. The ETHICSline is available to answer questions or report concerns regarding compliance with this Code, or the laws, regulations or contract provisions that govern Freescale’s business. The ETHICSline also provides access for any interested party to report a concern about Freescale’s accounting, internal controls or audit matters to the Audit and Legal Committee of the Board of Directors of Freescale Semiconductor, Inc. You may use the ETHICSline to discuss any concern or problem. It is not only for emergencies. The ETHICSline strives to make sure that all questions or concerns are handled fairly, discreetly and thoroughly.

The ETHICSline can be reached:

By phone at: 877-575-5777 or 480-413-5777

By e-mail at:ethicsline@freescale.com

By regular mail at:	Freescale ETHICSline

P. O. Box 10818
Tempe, Arizona 85284-0014
U.S.A.